Exhibit 99.1

ASX ANNOUNCEMENT

September 19th, 2013

Notice of Extraordinary General Meeting and Sample Proxy

As foreshadowed in its announcement dated September 10th, 2013, Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) now releases the Notice for an Extraordinary General Meeting (the “Meeting”), together with a Sample Form of Proxy for the Meeting.  All documents will be mailed to shareholders in the coming days.

As detailed in the Notice, the Meeting will be held at 10.00 am on Wednesday, October 23rd, 2013 at the Company’s offices which are located at the following address:

60-66 Hanover Street

Fitzroy  Victoria   3065

Australia

FOR FURTHER INFORMATION PLEASE CONTACT

Mr. Thomas G. Howitt

Company Secretary

Genetic Technologies Limited

Phone: +61 3 8412 7000

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328

Registered Office • 60-66 Hanover Street, Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115, Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

GENETIC TECHNOLOGIES LIMITED

NOTICE of EXTRAORDINARY GENERAL MEETING

Notice is hereby given that an Extraordinary General Meeting of the Shareholders of Genetic Technologies Limited (ACN 009 212 328) (Company) will be held at: 10.00 am on Wednesday, 23 October 2013 at:

60-66 Hanover Street

Fitzroy  Victoria   3065

Australia

1.                  Resolution 1: Ratification of the issue of 41,666,667 shares

Shareholders are asked to consider and, if thought fit, to pass the following ordinary resolution:

“That for the purposes of ASX Listing Rule 7.4 and for all other purposes, Shareholders approve and ratify the issue of 41,666,667 ordinary shares (Shares) at an issue price of $0.072 per share to Australian and US institutional and sophisticated investors pursuant to a placement on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice of Meeting.”

2.                  Resolution 2: Approval of the issue of the Convertible Note and Option

Shareholders are asked to consider and, if thought fit, to pass the following ordinary resolution:

“That for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue and allotment by the Company of the following:

(a)             convertible notes with a face value of USD 5,000,000 (Convertible Note), convertible into ADRs at a conversion price of USD 3.00 per ADR;

(b)             an unlisted option (Option) to acquire up to an additional USD 5,000,000 in convertible notes, each additional note to be convertible into ADRs at a conversion price of USD 4.00 per ADR (Additional Convertible Note); and

(c)              the resulting Shares in the Company into which the Convertible Note and the Additional Convertible Note may convert or which may be issued in payment of interest under either or both of the Convertible Note and the Additional Convertible Note, up to a maximum issue of up to 100,000,000 Shares, on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice of Meeting.”

3.                  Resolution 3: Approval of the issue of shares to the Underwriters of the Company’s SPP

Shareholders are asked to consider and, if thought fit, to pass the following ordinary resolution:

“That for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of up to 25,000,000 Shares to nominees of Lodge Corporate Services Pty. Ltd. and Cygnet Capital Pty. Ltd. (Underwriters) being the maximum shortfall under the share purchase plan (SPP) (as announced by the Company to the ASX on 1 August 2013) which was underwritten by the Underwriters on the terms and conditions set out in the Explanatory Memorandum.”

Dated this 19th day of September 2013

By order of the Board

THOMAS G. HOWITT

Company Secretary

VOTING ENTITLEMENT NOTICE

For the purposes of the Meeting, the Company has determined that, in accordance with regulation 7.11.37 of the Corporations Regulations, shares will be taken to be held by the persons registered as holders at 7.00 pm on Monday, 21 October 2013.  Accordingly, transfers registered after that time will be disregarded in determining entitlements to vote at the Meeting.

Direct Vote

A member entitled to vote may vote his or her shares directly by completing Step 2 on the attached Proxy Form, completing a vote “for”, “against” or “abstain” for each resolution and returning the Proxy Form as indicated below.  In this case, a member is not appointing a proxy.  A vote of “abstain” for a direct vote will result in the shares represented by that vote not counting towards a majority vote.  If no direction is given for a particular resolution and no proxy is appointed, the vote will be passed to the Chairman of the meeting to vote as that member’s undirected proxy.

PROXIES

A shareholder entitled to attend and vote at the Meeting is entitled to appoint not more than two proxies.  Where more than one proxy is appointed, each proxy form may specify the proportion or number of votes which the proxy may exercise.  If it does not specify the proportion or number of votes the proxy may exercise, each proxy may exercise half of the votes.  A proxy need not be a shareholder.  Proxy Forms must be lodged in accordance with the directions set out on the Proxy Form not later than 48 hours prior to the Meeting.

Appointment of Proxies

If you are entitled to vote at the Meeting you have the right to appoint a proxy to attend and vote in your place.  To appoint a proxy you should complete Step 1 on the attached Proxy Form.  If you wish to appoint a person other than the Chairman, you should complete the second panel in Step 1, and not “tick” the first panel.

The proxy need not be a shareholder of the Company.  If you are entitled to cast two or more votes you may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.  If the proxy appointments do not specify the proportion or number of your votes that each proxy may exercise, each proxy may exercise half your votes.  If there is more than one proxy appointed, on a show of hands only one of the proxies may vote, but on a poll, each proxy may exercise votes in respect of those shares the proxy represents.

The Chairman intends to vote all undirected proxies in favour of the resolutions put in the Notice of Meeting.

If a member has not directed his or her proxy how to vote, the proxy may vote as the proxy determines.

Completed proxy forms must be either delivered to the Company’s offices (at 60-66 Hanover Street, Fitzroy, Victoria 3065 Australia), or sent by mail (to P.O. Box 115, Fitzroy, Victoria 3065 Australia), or sent by fax, within Australia on (03) 8412 7040 or outside Australia on +61 3 8412 7040, to be received by no later than 10.00 am on Monday, 21 October 2013.

Bodies Corporate

A body corporate may appoint an individual as its representative to exercise any of the powers the body may exercise at meetings of the Company’s Shareholders.  The appointment may be a standing one.  Unless the appointment states otherwise, the representative may exercise all of the powers that the appointing body could exercise at a meeting or in voting on a resolution.

The representative should bring to the meeting evidence of his or her appointment, including any authority under which the appointment is signed, unless it has previously been given to the Company.

GENETIC TECHNOLOGIES LIMITED

NOTICE of EXTRAORDINARY GENERAL MEETING

EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared for the information of Shareholders of the Company in connection with the business to be conducted at the Extraordinary General Meeting of Shareholders to be held on Wednesday, 23 October 2013.  Each of the Directors supports the resolutions and recommends that Shareholders vote in favour of them.

Background

In ASX announcements dated 1 August, 27 August and 30 August 2013, the Company announced:

(a)             the completion of private placements to institutional and sophisticated investors raising $3,000,000 (Resolution 1);

(b)             the entry into a non-binding terms sheet with institutional investor Ironridge BioPharma Co., a division of Ironridge Global IV, Ltd. (Ironridge) for a USD 5,000,000 convertible note funding and an option to enter into a second up to USD 5,000,000 convertible note (Resolution 2); and

(c)              a share purchase plan offer to eligible Shareholders in Australia and New Zealand to raise up to a further $3,000,000, which is underwritten as to $1,800,000 by Lodge Corporate Services Pty. Ltd. and Cygnet Capital Pty. Ltd. (Resolution 3).

On 10 September 2013, the Company announced that it entered into a Securities Purchase Agreement (SPA) with Ironridge for the issue of the Convertible Note and the Option (being the subject of Resolution 2).  As announced, one of the conditions precedent for closing under the SPA is the approval by the Company’s shareholders of the Convertible Note and the Option (to enter into the Additional Convertible Note).

These funding arrangements in aggregate could potentially raise up to a possible $16,989,010 (if the Option to Ironridge described in Resolution 2 is issued and fully exercised and the issue of the Shares to the Underwriters described in Resolution 3 is approved), based on an assumed AUD / USD exchange rate of 0.91 (before the payment of associated costs).

1.                  Resolution 1: Ratification of the issue of 41,666,667 shares

1.1                     Short explanation - Resolution 1

On 14 August 2013, 30,555,556 Shares (representing 6.0% of the then issued capital of the Company), were issued by way of a placement to various Australian and US institutional and sophisticated investors (Subscribers) at an issue price of $0.072 per Share.

On 30 August 2013, a further 11,111,111 Shares (representing 2.1% of the then issued capital of the Company), were issued by way of a placement to various other Subscribers at the same issue price of $0.072 per Share.

In aggregate, a total of 41,666,667 Shares were issued by the Company during August 2013 raising a total of $3,000,000 (representing 8.1% of the then issued capital of the Company).

Shareholder ratification of the above Share issues is now being sought for the purposes of ASX Listing Rule 7.4.

Under ASX Listing Rule 7.1, the Company may issue up to 15% of its ordinary share capital in any 12-month rolling period without prior shareholder approval.  ASX Listing Rule 7.4 permits a company to obtain ratification from its Shareholders in relation to a prior share issue (and thereby refresh the Company’s ability in the future to issue up to 15% of its share capital without obtaining prior shareholder approval).

1.1                     Short explanation - Resolution 1 (cont.)

The issue of the Shares to the Subscribers was within the 15% limitation imposed by ASX Listing Rule 7.1, however the Company is now seeking shareholder ratification and approval for the issue of these Shares which will effectively refresh the Company’s ability to issue further securities under its 15% authority pursuant to ASX Listing Rule 7.1.

1.2                     Regulatory requirements - Resolution 1

The ASX Listing Rules set out a number of regulatory requirements that must be satisfied in relation to the ratification of the issue of securities under Resolution 1, which are summarised below.

1.3                     Information required under ASX Listing Rule 7.5 - Resolution 1

ASX Listing Rule 7.5 requires that the meeting documents concerning a proposed resolution to approve an issue of securities in accordance with ASX Listing Rule 7.4 must include the following information:

The number of securities issued	41,666,667

The issue price of the securities	$0.072 per Share

The names of the allottees	Various Australian and US institutional and wholesale investors introduced by Lodge Corporate Services Pty. Ltd., RBS Morgans Limited and Ladenburg Thalmann & Co., Inc.

The terms of the securities	Fully paid ordinary shares

The intended use of the funds raised

Funds raised under the placement are to be used for:

•                  expanding US distribution for the Company’s lead breast cancer test BREVAGenTM;

•                  completing additional studies to add ethnicities (initially African American and Hispanics) to expand the addressable market for BREVAGenTM;

•                  increasing market awareness for BREVAGenTM through broader and more active key opinion leader and speaker programs;

•                  investing to further improve reimbursement performance; and

•                  general working capital purposes.

1.4                     Effect of passing of Resolution 1

Resolution 1, if passed, will enable the Company to retain the flexibility to issue further equity securities within the next 12 months pursuant to its then current entitlement under ASX Listing Rule 7.1 without the requirement to obtain prior shareholder approval and without the Shares which are the subject of this Resolution 1 (equivalent to 8.1% of the Company’s issued capital as at the date of this Notice of Meeting) reducing the Board’s capacity under ASX Listing Rule 7.1.

1.5                     Board recommendation

The Board unanimously recommends that Shareholders vote in favour of Resolution 1.

1.6                     Voting exclusion

Pursuant to ASX Listing Rule 7.5.6, the Company will disregard any votes cast on Resolution 1 by any person who participated in the issue, namely the Subscribers, and any associate of that person (or those persons).

However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or if it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

2.                  Resolution 2: Approval of the issue of the Convertible Note and Option

2.1                     Short explanation - Resolution 2

The Board is seeking prior shareholder approval for the issue of:

(a)              convertible notes with a face value of USD 5,000,000 convertible into Shares in the Company which may be traded as ADRs at a conversion price of USD 3.00 per ADR (Convertible Note / Note);

(b)             an unlisted option (Option) to subscribe for up to an additional USD 5,000,000 in convertible notes, convertible into Shares in the Company which may be traded as ADRs at a conversion price of USD 4.00 per ADR (Additional Convertible Note); and

(c)              the resulting Shares in the Company into which the Convertible Note and the Additional Convertible Note may convert and which may be issued in payment of interest under either or both of the Convertible Note and the Additional Convertible Note, up to a maximum issue of up to 100,000,000 Shares, in accordance with the terms and conditions of the SPA.

Under the terms of the SPA, on conversion of the Note or the Additional Convertible Note, the Company will be required to issue the requisite number of Shares, which are then to be deposited with the Company’s US depositary agent.  Those Shares so deposited are referred to as American Depositary Shares (ADSs).  As the ADSs themselves cannot be traded on NASDAQ, under the Company’s ADR program, the depositary agent then issues to the holder of the Note subscribed (in this case Ironridge) one American Depository Receipt (ADR) in respect of every 30 ADSs lodged.  Hence a reference to one ADR is equivalent to 30 Shares in the Company.  The resulting ADRs may then be traded on NASDAQ, not the ASX.

2.2                     Summary of the Securities Purchase Agreement (SPA)

The broad terms of the SPA entered into by the Company with Ironridge BioPharma Co., a division of Ironridge Global IV, Ltd. (Ironridge) include:

(a)              the principal component of the Note will be convertible into ADRs at a fixed conversion price of USD 3.00 per ADR, being a premium of 25.0% to the five-day VWAP for the Company’s ADRs on NASDAQ prior to the Company’s announcement on 1 August 2013;

(b)              for the six month period following the subscription for the Note, Ironridge may exercise the Option to acquire the Additional Convertible Note for up to USD 5,000,000 (or part thereof), the principal component of which is convertible into ADRs at a fixed conversion price of USD 4.00 per ADR, being a premium of 66.7% to the five-day VWAP for the Company’s ADRs on NASDAQ prior to the above announcement;

(c)               both the Note and the Additional Convertible Note are subject to certain early conversion and early redemption provisions (including an accelerated interest payment requirement reflecting the entire period of the Note and Additional Convertible Note), as detailed in Annexure 2;

2.2                     Summary of the Securities Purchase Agreement (SPA) (cont.)

(d)              interest on the Note, and Additional Convertible Note if issued, is calculated at an annual rate of 7.5% per annum, which is adjustable (up and down) in accordance with changes in the market price of the ADRs (referred to as the “Credit Risk Adjustment”) and is payable on the conversion or redemption of the Note, and (if issued) the Additional Convertible Note.  Interest will accrue until either the conversion or redemption of the Note and, if the Option is exercised, the conversion or redemption of the Additional Convertible Note.  Interest is payable by the Company at its election either in cash or Shares via the issue of ADRs.  If interest is “paid” via the issue of ADRs, then these ADRs will be issued at a discount of 18% to the prevailing market price at the time;

(e)               the maturity date is seven years from the date of the issue of the Note or, if the Option is exercised, the issue of the Additional Convertible Note (as the case may be);

(f)                some restrictions apply on the Company undertaking other financings or issues of securities convertible into ordinary shares (other than as already disclosed to the ASX in respect of the Company’s current Share Purchase Plan or certain employee incentive schemes) within the six months following the effectiveness of the US registration process relating to the issue of the Note which the Company anticipates will be completed before the end of October 2013;

(g)               the subscription by Ironridge for the Note (Initial Closing) is subject to the Company fulfilling certain conditions precedent (Conditions) within six months from the date of the SPA;

(h)              the Company will provide Ironridge with representations and warranties customary to these type of transactions;

(i)                  Ironridge cannot take any action that would result in it beneficially owning or controlling at any one time more than 4.99% of the total shares and other voting securities of the Company; and

(j)                 Ironridge (as a holder of the Note and, if the Option is exercised, the Additional Convertible Note) does not have any right to vote at shareholder meetings.

Further details of the Note and the Option (including the Additional Convertible Note) are contained in Annexure 2.

2.3                     Regulatory requirements for the Convertible Note and Option (Additional Convertible Note)

ASX Listing Rule 7.1 sets out the regulatory requirements that must be satisfied in relation to the issue of securities under Resolution 2.  ASX Listing Rule 7.1 prohibits the Company issuing equity securities in excess of 15% of the existing share capital in any rolling 12 consecutive month period without prior shareholder approval.

As the Company has the election to satisfy the payment of interest due under the Note and (where the Option is exercised) the Additional Convertible Note either in cash or in Shares, the Company will decide at the time the interest is due whether it “pays” the interest in cash or by the issue of Shares (to be held as ADRs), depending in part on its then remaining capacity under ASX Listing Rule 7.1 whilst limiting the issue of ADRs to the maximum number represented by the shareholder approved amount of 100,000,000 Shares.

ASX Listing Rule 7.3 requires that a notice of meeting pursuant to which Shareholders are requested to consider approving an issue of equity securities pursuant to ASX Listing Rule 7.1 must include certain specified information in relation to the securities to be issued.  This information has been provided in the following table.

2.3                     Regulatory requirements for the Convertible Note and Option (Additional Convertible Note) (cont.)

Holder of the Note and Additional Convertible Note (if the Option is exercised)	Ironridge Biopharma Co., a division of Ironridge Global IV, Ltd.

Maximum number of securities to be issued and the issue price of the securities

The face value of the Note is USD 5,000,000. The principal component of the Note is convertible into ADRs at a fixed conversion price of USD 3.00 per ADR. Assuming full conversion, the Note represents 1,666,667 (rounded to the nearest whole number) ADRs (or 50,000,000 Shares) in the Company (subject to any adjustment in accordance with the terms of the Note).

The face value of the Additional Convertible Note (assuming that the Option is exercised) is USD 5,000,000. The principal component of the Additional Convertible Note is convertible into ADRs at a fixed conversion price of USD 4.00 per ADR. Assuming full conversion, the Additional Convertible Note represents 1,250,000 (rounded to the nearest whole number) ADRs (or 37,500,000 Shares) in the Company (subject to any adjustment in accordance with the terms of the Additional Convertible Note).

Therefore, the maximum number of ADRs that are to be issued under both the Note and, if the Option is exercised, the Additional Convertible Note with respect to principal (excluding interest) component is 2,916,667 ADRs (or 87,500,000 Shares) (subject to any adjustment in accordance with the terms of the Note and the Additional Convertible Note) and in aggregate a maximum for principal (even if the Additional Convertible Note is exercised in part or in whole) and interest is 3,333,333 ADRs (or 100,000,000 Shares).

Subscription/issue date

The Note is to be issued upon the fulfilment of the Conditions or such other date as agreed between the Company and Ironridge (being no later than three months after the date of the Extraordinary General Meeting) (Subscription Date).

The Option (which was granted by the entry of the parties in to the SPA) must be exercised no later than six months from the date of the subscription for the Note.

Terms of the securities	As set out in Annexure 2.

The intended use of the funds raised

Funds raised by the issue of the Note and, where the Option is exercised, the Additional Convertible Note, are intended to be used for:

•                  expanding US distribution for the Company’s lead breast cancer test BREVAGenTM;

•                  completing additional studies to add ethnicities (initially African American and Hispanics) to expand the addressable market for BREVAGenTM;

•                  increasing market awareness for BREVAGenTM through broader and more active key opinion leader and speaker programs;

•                  investing to further improve reimbursement performance; and

•                  general working capital purposes.

2.4                     Effect on the capital structure of the Company

The following table sets out the effect of the Note and, if the Option is exercised, the Additional Convertible Note on the capital structure of the Company (which figures include the Shares issued pursuant to the Placement, as described in Resolution 1).

Event	Number of ADRs issued to Ironridge	Number of Shares issued to Ironridge	Total number of Shares then on issue	Maximum % dilution to existing Shareholders
Issue of Note	1,666,667	50,000,000	567,138,486	8.8%
Plus: issue of Additional Convertible Note	1,250,000	37,500,000	604,638,486	14.5%
Totals	2,916,667	87,500,000	604,638,486	14.5%

The rate at which interest is payable on the Note and, if issued, the Additional Convertible Note, varies in line with certain movements in the market price of the Company’s ADRs. For this reason, it is not possible to calculate the exact amount of interest that may be payable.  However, in order to provide an indication as to how much interest could be payable under a certain scenario, the following worked example has been provided:

Assuming that the Option (to issue the Additional Convertible Note) is not exercised, the total number of ADRs required to convert the USD 5,000,000 Note and seven years of interest at an interest rate of 7.5% per annum would be 2,999,154.  If issued, this would equate to an effective discount of 30.5%, assuming a market price of USD 2.40.  However, the exact discount, or potential premium, could change if the actual ADR price were to be less than, or greater than, the assumed market price of USD 2.40 on the date that the interest is paid.

2.5                     Effect of passing of Resolution 2

Resolution 2, if passed, will enable the Company to retain the flexibility to issue equity securities within the next 12 months pursuant to its then current entitlement under ASX Listing Rule 7.1 without the requirement to obtain prior Shareholder approval and without the Shares which are the subject of this Resolution 2 (equivalent to 8.8% of the Company’s issued capital as at the date of this Notice of Meeting) reducing the Board’s capacity under ASX Listing Rule 7.1.

2.6                     Board recommendation

The Board unanimously recommends that Shareholders vote in favour of Resolution 2.

2.7                     Voting exclusion

Pursuant to ASX Listing Rule 7.3.8, the Company will disregard any votes cast on Resolution 2 by:

(a)              Ironridge;

(b)              a person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of Shares, or an Associate of such a person; and

(c)               any Associate of those persons.

However, the Company need not disregard a vote if:

(a)              it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b)              it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution 3: Approval of the issue of Shares to the Underwriters of the Company’s SPP

3.1                    Short explanation - Resolution 3

On 1 August 2013, the Company announced its intention to offer Shareholders the opportunity to acquire up to $7,500 worth of Shares each, at an issue price of $0.072 per Share (Issue Price), under a share purchase plan to raise up to $3,000,000 (SPP).

For clarity, Shareholders should note that the issue of Shares to current Shareholders under the SPP is within the ASX Listing Rule 7.1 (Exception 15) and therefore does not require shareholder approval.  However, any shares issued to an underwriter as a consequence of a shortfall under a share purchase plan is not covered by the ASX exception and therefore must either be approved by Shareholders or be within the Company’s 15% capacity under ASX Listing Rule 7.1.

The SPP was underwritten by the Underwriters within the Company’s then remaining capacity under ASX Listing Rule 7.1.  As such, the underwriting of the SPP was limited to $1,800,000 (Underwritten Amount), or 25,000,000 Shares.

Resolution 3 proposes the approval for the issue of Shares to the nominees of Lodge Corporate Services Pty. Ltd. and Cygnet Capital Pty. Ltd. (being the underwriters to the Company’s SPP and collectively referred to as the Underwriters, and each an Underwriter).

The exact number of Shares to be issued to the Underwriters will be known as at the date of this Meeting (but not as at the date of issue of this Explanatory Memorandum).  Once the SPP closes (which is currently scheduled for 26 September 2013), the Company will be in a position to advise the ASX as to the number of Shares which are the subject of a shortfall and are therefore to be placed with the Underwriters’ nominees.  If the shortfall is less than 25,000,000 Shares, then the Company will only issue to the Underwriters Shares representing the actual shortfall.

Notwithstanding the outcome of this Resolution 3, the Company intends to allot to the Underwriters all Shares comprising a shortfall under the SPP (if any) up to the Underwritten Amount, but under Resolution 3 the Company is seeking prior shareholder approval for the issue of these Shares so as to not reduce the Company’s capacity under ASX Listing Rule 7.1.

3.2                    Summary of the Underwriting Agreement

The broad terms of the Underwriting Agreement include:

(a)     Each Underwriter agrees to lodge (or procure the lodgment by their nominee/s) with the Company within four Business Days (Due Date) of receiving a Shortfall Notice an application for any Shortfall Shares (Underwriter Application) and pay the application monies equal to number of Shortfall Shares multiplied by the issue price of $0.072 per Share.  Subject to the Corporations Act, the Company must issue the Shares in respect of the Underwriter Application as soon as practicable and, in any event, within three Business Days after the application monies for that Underwriter Application have become cleared funds;

(b)     Each Underwriter may, by giving written notice to the Company at any time prior to the Due Date terminate its obligations to subscribe for the Shortfall Shares under the Underwriting Agreement if:

(i)         there is a material adverse change in the financial position of the Company between the Announcement Date and the Closing Date;

(ii)        the ASX All Ordinaries Index drops by more than 10% in any period of five consecutive trading days between the Announcement Date and the Closing Date;

(iii)       the closing bid Share price on the ASX for GTG shares on any trading day between the Announcement Date and the Closing Date is more than 5% below the Issue Price;

(iv)       the Company is wound up or placed in receivership or administration; or

(v)        the Company materially breaches the Corporations Act and fails to remedy within five days of written notice of the breach from Lodge;

3.2                     Summary of the Underwriting Agreement (cont.)

provided that the Underwriter/s may only terminate its obligations under the Underwriting Agreement because of the happening of one of the above events (each a Termination Event) if the Underwriter determines reasonably in good faith that the Termination Event has, or is likely to have, or such events together have or are likely to have, a material adverse impact on the Offer or on the Company and any related body of the Company (taken as a whole); and

(c)     The Company and the Underwriters provide each other with standard representations and warranties customary to these type of transactions.

3.3                    Regulatory requirements for the issue of Shares to the Underwriters

ASX Listing Rule 7.1 sets out the regulatory requirements that must be satisfied in relation to the issue of securities under Resolution 3.  ASX Listing Rule 7.1 prohibits the Company issuing equity securities in excess of 15% of the existing share capital in a 12 consecutive month period without prior shareholder approval.

ASX Listing Rule 7.3 requires that a notice of meeting pursuant to which Shareholders are requested to consider approving an issue of equity securities pursuant to ASX Listing Rule 7.1 must include certain specified information in relation to the securities to be issued, as follows.

The name of the Underwriters	Lodge Corporate Services Pty. Ltd. and Cygnet Capital Pty. Ltd.

Maximum number of securities to be issued	Up to 25,000,000 Shares.

Issue price of the securities	The Shares will be issued at a price of $0.072 per Share.

Issue date	It is anticipated that the Shares will be issued within four days of the closing of the Company’s SPP.

Terms of the securities	The Shares will rank equally in all respects with the Company’s existing ordinary shares on issue.

The use of the funds raised

Funds raised under the share purchase plan are to be used for:

•                  expanding US distribution for the Company’s lead breast cancer test BREVAGenTM;

•                  completing additional studies to add ethnicities (initially African American and Hispanics) to expand the addressable market for BREVAGenTM;

•                  increasing market awareness for BREVAGenTM through broader and more active key opinion leader and speaker programs;

•                  investing to further improve reimbursement performance; and

•                  general working capital purposes.

3.4                     Effect of passing of Resolution 3

Resolution 3, if passed, will enable the Company to retain the flexibility to issue equity securities within the next 12 months pursuant to its then current entitlement pursuant to ASX Listing Rule 7.1 without the requirement to obtain prior Shareholder approval and without the Shares the subject of this Resolution 3 reducing that ASX Listing Rule 7.1 entitlement.

3.5                    Board recommendation

The Board unanimously recommends that Shareholders vote in favour of Resolution 3.

3.6                    Voting exclusion

Pursuant to ASX Listing Rule 7.3.8, the Company will disregard any votes cast on Resolution 3 by:

(a)              Lodge Corporate Pty. Ltd. and Cygnet Capital Pty. Ltd.;

(b)              a person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of Shares, if the resolution is passed; and

(c)               any Associate of those persons.

However, the Company need not disregard a vote if:

(a)              it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b)              it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Annexure 1

Glossary

The following definitions are used in the Notice of Meeting and the Explanatory Memorandum:

$ means Australian currency unless stated to the contrary.

Additional Convertible Note has the meaning given in Resolution 2 of the Explanatory Memorandum.

ADRs means American Depositary Receipts in the Company.

ADSs means American Depositary Shares in the Company.

Affiliate means any Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with a Person, as such terms are used in and construed under Rule 144 under the Securities Act of 1933 (USA), as amended from time to time.

Associate has the meaning given to that term in the Corporations Act.

ASX means ASX Limited ACN 008 624 691.

ASX Listing Rules means the Listing Rules of the ASX, as amended from time to time.

Board means the board of Directors of the Company.

Business Day means a day which is not a Saturday, Sunday or public holiday in Victoria.

Company means Genetic Technologies Limited ACN 009 212 328.

Conversion Price means a price per ADR equal to USD 3.00 per ADR for the Note purchased in the initial closing of the SPA (Initial Closing) and USD 4.00 per ADR for the Additional Convertible Note (if the Option is exercised) purchased subsequent to that Initial Closing.

Convertible Note / Note have the meaning given to those terms in Resolution 2 of the Explanatory Memorandum.

Corporations Act or Act means the Corporations Act 2001 (Cth).

Director means a director of the Company.

Explanatory Memorandum means the explanatory memorandum attached to this Notice.

Extraordinary General Meeting means the extraordinary general meeting of the Company to be held on Wednesday, 23 October 2013 pursuant to the Notice of Meeting.

Ironridge means Ironridge BioPharma Co., a division of Ironridge Global IV, Ltd, a BVI company.

NASDAQ means the National Association of Securities Dealers Automated Quotations.

Notice of Meeting or Notice means this notice of extraordinary general meeting.

Option has the meaning given to that term in Resolution 2 of the Explanatory Memorandum.

Person means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government, or an agency or subdivision thereof, or other entity of any kind.

Resolution means the resolutions referred to in the Notice of Meeting.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of a Share.

SPA means the Securities Purchase Agreement between the Company and Ironridge dated 10 September 2013.

Underwriters has the meaning as defined in section 4.1 of the Explanatory Memorandum.

Underwriting Agreement means each underwriting agreement between the Company and Lodge Corporate Services Pty. Ltd. dated 15 August 2013, and the Company and Cygnet Capital Pty. Ltd. dated 26 August 2013.

Annexure 2

Summary of Note, Option and Additional Convertible Note terms

The main terms of the Note and Additional Convertible Note are as follows (the terms of the Note and Additional Convertible Note are the same unless otherwise indicated):

1.      (Face value): Convertible Note: USD 5,000,000.  If the Option is exercised, then an Additional Convertible Note will be acquired by Ironridge up to a maximum of USD 5,000,000;

2.      (Conditions Precedent): as a condition precedent to the closing of the Note (Initial Closing) and, each Closing under any Additional Convertible Note defined below (Subsequent Closing), all of the following conditions must be satisfied:

(a)        The Company’s ADRs are listed for and currently trading on NASDAQ, the Company is in compliance with all requirements to maintain that ADR listing and a required Registration Statement for the ADSs is current and effective;

(b)        The representations and warranties of Company set forth in the SPA are true and correct in all material respects as of the Initial Closing and each Subsequent Closing (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date);

(c)        No Material Adverse Effect has occurred in respect of the Company prior to the Initial Closing; and

(d)        The Company’s Shareholders approve the issue of the Note and the Option and the issue of the resulting securities upon any conversion of the Note and the Option;

3.      (No Assignment): Neither party may assign their rights under the SPA (and therefore the Note and, if the Option is exercised, the Additional Convertible Note);

4.      (Maturity): 7 years, unless and until redeemed by the Company, or converted by Ironridge or (subject to certain conditions) by the Company;

5.      (Interest and Credit Risk Adjustment): 7.5% per annum capitalised payable at maturity.  The Interest Rate shall adjust upward by an amount equal to 98.25 basis points for each amount, if any, equal to USD 0.20 per ADR, or any portion thereof, that the Measuring Metric falls below USD 2.40 per ADR with respect to the Note (and below USD 3.40 with respect to the Additional Convertible Note).  The Interest Rate shall adjust downward by an amount equal to 98.25 basis points for each amount, if any, equal to USD 0.20 per ADR that the Measuring Metric rises above USD 3.60 per ADR with respect to the Note (and above USD 4.60 with respect to the Additional Convertible Note); provided, however, that in no event shall the Interest Rate be below zero;

6.      (Redemption by the Company on the Redemption Date): All or a portion of the Note (and or the Additional Convertible Note) for cash at the Liquidation Value;

7.      (Early Redemption by the Company): At any time prior to the Maturity Date the Company may redeem all or any portion of the Note (and the Additional Convertible Note) for cash at the Liquidation Value (as defined below) plus the Early Redemption Amount (as defined below) on the date of the applicable redemption, less any interest that has been paid as of such date;

8.      (Mandatory Redemption): The Company is under an obligation to redeem the Note (and if applicable, the Additional Convertible Note) for the Liquidation Value plus the Early Redemption Amount, if certain events occur, including:

(a)        the Board of Directors of the Company determines to cease the Company’s ADR program, or liquidate, dissolve or wind-up its business and affairs, or dispose of all or substantially all of its assets; or

(b)        An uncured Event of Default occurs; or

(c)        An uncured material breach by Company

(i)         as at the relevant Closing Date, of any part of Section III of the SPA; or

(ii)        at any time of:

(A)       of any other section of the SPA;

(B)       any other provision of any Transaction Document (as defined in the SPA); or

(C)       any provision of the Note.

(9)    (Security): The Note and, if the Option is exercised, the Additional Convertible Note are unsecured;

(10)  (Conversion by Ironridge or the Company): Upon a conversion (Maturity Conversion) of any of the Note and, if the Option is exercised, the Additional Convertible Note (other than an Early Conversion described below) the Company will issue to Ironridge such number of ADRs equal to the sum of the following:

(a)        the principal amount of the Note then being converted, divided by the Conversion Price; plus

(b)        the amount of any accrued but unpaid interest that Company elects in its discretion to pay in ADRs, divided by the Market Price;

and shall concurrently pay to Holder, in immediately available funds, any amount of accrued but unpaid interest that Company elects to pay in cash.  Conversion by the Company in these circumstances requires as a prerequisite the satisfaction of the Equity Conditions (defined below);

(11)  (Early Conversion):  Where there is a conversion by either the Company or Ironridge prior to the Maturity Date, in addition to the payment and the number of ADRs to be issued upon a Maturity Conversion (as described in item 10 above), the Company shall also:

(a)        issue to Holder an additional number of ADRs equal to any Early Redemption Amount that Company elects to pay in ADRs, multiplied by the Market Price; plus

(b)        pay any Early Redemption Amount that Company elects to pay in cash;

(12)  (Conversion and Redemption Interest Rate): The interest rate used in calculating the conversion and redemption amounts is at all times subject to variation in accordance with the Credit Risk Adjustment as described in item 5 above;

(13)  (Conversion Limitations):

(a)        Without consent of the Company, which may be granted or withheld in its sole and absolute discretion, Ironridge may not:

(i)        issue more than 24 Ironridge Conversion Notices per calendar year; or

(ii)       issue any single Ironridge Conversion Notice for more than USD 500,000 in Liquidation Value.

(b)        at no time may the Company or Ironridge deliver a Conversion Notice if the number of Shares underlying the Conversion ADRs to be received pursuant to such Conversion Notice, aggregated with all other Shares then beneficially (or deemed beneficially) owned by Ironridge, would result in Ironridge, on the date of delivery of the Conversion Notice:

(i)        owning more than 9.99% of all ordinary shares outstanding as determined in accordance with Section 13(d) of the (US) Exchange Act and the rules and regulations promulgated thereunder; or

(ii)       alone or together with any Associate of Ironridge having a combined “relevant interest” as defined in the Corporations Act of more than 20%; or

(iii)      alone or together with and any associate of the Ironridge having a combined “relevant interest” as defined in the Corporations Act in 4.99% or more of the votes attached to voting Shares in the Company;

(14)  (Pro Rata Issue): If the Company grants any options, convertible securities or rights to purchase securities or other property pro rata to the holders of any Shares (the “Purchase Rights”), Ironridge will be entitled to acquire, upon the same terms the aggregate Purchase Rights which Ironridge could have acquired if it had held the number of ADRs acquirable upon conversion of all of its Note at the relevant date;

(15)  (Ranking): Any ADRs issued on conversion of the Note and Additional Convertible Note will rank equally with the existing ADRs issued by the Company and will be listed on NASDAQ;

(16)  (Upon Liquidation): Upon any liquidation, dissolution or winding up of the Company, holders of the Note shall rank senior in priority to holders of ADRs and Shares, and will be entitled to be paid out of the assets of the Company available for distribution, prior to any amounts being paid to holders of ADRs or Shares, an amount with respect to each Note equal to the Liquidation Value.  If, upon any liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Note are not paid in full, the holders will rank senior to the holders of ADRs and Shares in any distribution of assets of the Company and shall receive an amount equal to the principal and all accumulated and unpaid interest, if any, to which each such holder is entitled;

(17)  (Reconstructions): If the Company undertakes a reconstruction or reorganisation of the Shares prior to the Conversion Date for a Note by way of consolidation, subdivision, capital reduction or return, bonus issue, pro rata offer or issue or otherwise and having an effect on the value of an ADR, or number of shares represented by an ADR, then the Company will make corresponding and appropriate adjustments to the Conversion Price and in accordance with the ASX Listing Rules such that the value of the Note is not adversely affected by the reconstruction, the Holder is not conferred with any additional benefits which are not also conferred on the holders of ADRs and unless required by the ASX Listing Rules, in all other respects the terms for the conversion of the Note shall remain unchanged;

(18)  (Stock Splits): If the Company at any time after issuing the Note subdivides (by any split, dividend, recapitalisation or otherwise) its outstanding shares of ADSs into a greater number of ADSs, without a proportionate subdivision of the Company’s Shares, the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced and the number of Conversion Shares will be proportionately increased.  If the Company at any time on or after issuing the Note combines (by combination, reverse split or otherwise) its outstanding ADSs into a smaller number of shares of ADSs without a proportionate combination of the Company’s Shares represented by the ADS, the Conversion Price in effect immediately prior to such combination will be proportionately increased and the number of Conversion Shares will be proportionately decreased;

(19)  (Voting rights): The holder of the Note and Additional Convertible Note does not have any right to vote at the Company’s Shareholder meeting;

(20)  (Indemnity): The Company will indemnify and hold Ironridge, its Affiliates, and each of their directors, officers, shareholders, partners, employees, agents and attorneys, harmless from any and all losses, liabilities, obligations, claims, contingencies, damages, reasonable costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees and costs of investigation (collectively, “Losses”) that any of them suffers or incurs as a result of matters including any breach of any of the representations, warranties, covenants or agreements made by Company in the Agreement or in the other transaction documents or any untrue statement of a material fact contained in various documents.  The indemnity does not apply to the extent caused by the intentional misconduct or fraud of the indemnified person;

(21)  (Ironridge activity restrictions): Ironridge (for so long as it holds any Note), will not vote any Shares beneficially owned or controlled by it or enter any arrangements that would result in:

(a)        it acquiring additional securities of Company, alone or together with any other Person, which would result in it beneficially owning or controlling more than 4.99% of the total outstanding Shares or other voting securities of Company;

(b)       an extraordinary corporate transaction, such as a merger, reorganisation or liquidation, involving Company or any of its subsidiaries;

(c)        a sale or transfer of a material amount of assets of Company or any of its subsidiaries;

(d)        any change in the present board of directors or management of Company;

(e)        any material change in the present capitalisation, dividend policy or business or corporate structure of Company; and

(f)        causing a class of securities of Company to be delisted from a national securities exchange;

(22)  (Restricted Securities Issue): Other than as detailed in the ASX announcements by the Company prior to the date of the Agreement, or under any employee incentive plan, until six months after the effectiveness of a Registration Statement relating to the Initial Closing, Company shall be prohibited from discussing, negotiating or entering into an agreement or arrangement or understanding with a third party other than Ironridge in which the Company or any Subsidiary:

(a)        issues or sells or agrees to issue or sell, any shares or security convertible or exchangeable into ordinary shares, either

(i)    at a conversion, exercise or exchange rate or other price that is based upon or varies with the trading prices of, or quotations for, the shares after the initial issuance of such securities; or

(ii)   with a conversion, exercise or exchange price that is subject to being reset at some future date after their issue, or upon the occurrence of specified events related to the business of the Company or the market for the Company’s shares; or

(b)        enters into any agreement whereby the Company issues or sells, agrees to issue or sell, any shares or other security at a future determined price.

Definitions

Conversion Price means a price per ADR equal to USD 3.00 per ADR for the Note and a price per ADR equal to USD 4.00 per ADR for the Additional Convertible Note, as adjusted in accordance with the terms of the Note and the Additional Convertible Note.

Early Redemption Amount equals LV x (IR x BY); where:

“LV” means the Liquidation Value;

“IR” means the Interest Rate on the date of determination of the Early Redemption Amount; and

“BY” means the number of whole years between the Issuance Date and the Maturity Date.

Equity Conditions means:

(a)        on each day during the period beginning 20 Trading Days prior to the applicable date and ending 20 Trading Days after the applicable date (Equity Conditions Measuring Period), the ADRs are not under chill or freeze, and are designated for quotation on the NASDAQ and shall not have been suspended from trading nor shall delisting or suspension been threatened or pending by such exchange or by falling below the then effective minimum listing maintenance requirements of such exchange;

(b)        during the Equity Conditions Measuring Period, the Company shall have delivered Conversion Shares upon all conversions or redemptions of the Note in accordance with their terms;

(c)        the Company shall have no knowledge of any fact that would cause a registration statement not to be effective and available for the issuance of the Conversion ADRs and not to be available for the issue of the ADRs, or Securities Act Rule 144 not to be available for the resale of all the Conversion ADRs underlying the Note;

(d)        a minimum of USD 500,000 in aggregate trading volume has traded on the NASDAQ during the 20 Trading Dates prior to the relevant date;

(e)        the Closing Price for ADRs is at least USD 5.25 per ADR with respect to the Note and at least USD 7.00 per ADR with respect to the Additional Convertible Note;

(f)        all ADRs to which Ironridge is entitled have been timely received; and

(g)        the Company otherwise shall have been in compliance with and shall not have breached any provision, covenant, representation or warranty of any transaction document.

Event of Default includes:

(a)        a change of control of the Company without prior Ironridge consent;

(b)        all or a material part of the assets of the Company are sold or compulsorily acquired by order of a regulatory authority without adequate compensation;

(c)        the Company fails to pay principal or interest when due under the terms of the Note (or Additional Convertible Note);

(d)        an application is made to a court for an order that the Company be wound up or that a provisional liquidator be appointed;

(e)        a liquidator or administrator is appointed to the Company;

(f)        the Company resolves to enter into, an arrangement or composition with, or assignment for the benefit of, all or any of its creditors, or it, proposes the winding up or dissolution of the Company; and

(g)        the Company is insolvent, fails to comply with a statutory demand or is deregistered.

Liquidation Value means the amount of principal outstanding plus any accrued but unpaid Interest thereon.

Market Price means 82.0% of the following the closing price on the date of determination, not to exceed the average of the individual daily volume weighted average prices of any five trading days prior to such date.

Maturity Date means 7 years from the date of issue of the Note of the date of issue of the Additional Convertible Note (as the case may be).

Measuring Metric means the daily volume weighted average price of the ADRs on the principal United States trading exchange or market for the ADRs on any trading day following the issuance date.

SRN/HIN: I9999999999 Lodge your vote: By Mail: P.O. Box 115, Fitzroy Victoria 3065 Australia Alternatively you can fax your form to (within Australia) 03 8412 7040 (outside Australia) +61 3 8412 7040 For all enquiries call: (within Australia) 1300 850 505 (outside Australia) +61 3 9415 4000 Proxy Form. For your vote to be effective it must be received by 10.00 am on Monday, 21 October 2013 How to Vote on Items of Business All your securities will be voted in accordance with your directions. Appointment of Proxy Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%. Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf. Signing Instructions Individual: Where the holding is in one name, the securityholder must sign. Joint Holding: Where the holding is in more than one name, all of the securityholders should sign. Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable. Attending the Meeting Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate “Certificate of Appointment of Corporate Representative” prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the information tab, "Forms". Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form. Turn over to complete the form A proxy need not be a securityholder of the Company. Genetic Technologies Limited ABN 17 009 212 328 www.investorcentre.com View your securityholder information, 24 hours a day, 7 days a week: Review your securityholding Update your securityholding Your secure access information is: PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential. By Hand Delivery: 60-66 Hanover Street Fitzroy Victoria 3065 Australia T 000001 000 GTG MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030 Samples/000001/000001/i *S000001Q01*

 I 9999999999 Change of address. If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with ’X’) should advise your broker of any changes. Proxy Form Please mark to indicate your directions Appoint a Proxy to Vote on Your Behalf I/We being a member/s of Genetic Technologies Limited hereby appoint STEP 1 the Chairman OR PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s). or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the Meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Extraordinary General Meeting of Genetic Technologies Limited to be held at 60-66 Hanover Street, Fitzroy, Victoria 3065, Australia on Wednesday, 23 October 2013 at 10.00 am and at any adjournment or postponement of that Meeting. STEP 2 Items of Business PLEASE NOTE: If you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority. SIGN Signature of Securityholder(s) This section must be completed. Individual or Securityholder 1 Securityholder 2 Securityholder 3 Sole Director and Sole Company Secretary Director Director/Company Secretary Contact Name Contact Daytime Telephone Date The Chairman of the Meeting intends to vote all available proxies in favour of each item of business. of the Meeting I ND G T G 9 9 9 9 9 9 A MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030 / / XX For Against Abstain Resolution 1 Ratification of the issue of 41,666,667 shares Resolution 2 Approval of the issue of the Convertible Note and Option Resolution 3 Approval of the issue of shares to the Underwriters of the Company’s SPP